

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Via E-mail

Timothy E. Kullman
Executive Vice President – Finance,
     Administration and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

> **Re:** **Dick's Sporting Goods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2011**
> **Filed March 18, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2011**
> **File No. 001-31463**

Dear Mr. Kullman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Jennifer R. Minter, Esq.